Molecular Partners Publishes Invitation to Annual General Meeting 2026 and Proposes Clare Fisher for Election to its Board of Directors
March 23, 2026
ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., March 23, 2026 (GLOBE NEWSWIRE) -- Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today published the invitation to the Annual General Meeting 2026 and announced the nomination of Clare Fisher for election as a new member of the Board of Directors (BoD) at the Annual General Meeting.
The Annual General Meeting will be held on Tuesday, April 14, 2026, 9:00 am CET (doors open at 8:30 am CET), at JED Events, Zürcherstrasse 39, 8952 Schlieren, Switzerland.
Invitation o the Annual General Meeting 2026 with the corresponding agenda items. Einladung zur Generalversammlung 2026 mit den zugehörigen Traktandenpunkten.
“We are pleased to propose Clare Fisher for election to our BoD. Clare brings extensive leadership experience in business and corporate development in the biotech and pharmaceutical industry, and we believe her strategic and hands-on skillsets will be valuable for our partnerships and for our growing pipeline of innovative therapeutics,” said Bill Burns, Chairman of the Board of Directors of Molecular Partners.
Clare Fisher is currently the SVP for Global Business Development and M&A at BeOne Medicines, a global oncology company committed to discovering and developing innovative treatments for cancer patients worldwide. Clare has more than two decades of healthcare experience in leadership roles, including corporate and business development, mergers and acquisitions, and strategy. She joined BeOne from Kaleido, where she served as Chief Business Officer. Previously she worked at Shire plc (now Takeda), where she was Group Vice President, Global Head of Transactions and Business Development, and Interim Head of Corporate Development. She also held senior roles in business development at Cubist Pharmaceuticals, Blueprint Medicines, and Genzyme Corporation. Clare Fisher earned B.S. in biochemistry from the University of Bath and an MBA from Henley Management College in the U.K.
Current Board member Steven H. Holtzman will not stand for re-election following 12 years of service on the BoD of Molecular Partners.
“On behalf of Molecular Partners, I want to express my deepest gratitude to Steven for his twelve years of outstanding service on our Board. His strategic guidance and hands-on BD support were instrumental in securing our first pharma partnership, he supported our Swiss IPO and US listing and was there with us during the unprecedented challenge to make a COVID drug. His personal trust and unwavering support have meant a lot to the company and to me personally,” said Patrick Amstutz, CEO of Molecular Partners. “We thank him sincerely for his exceptional dedication and lasting contributions to Molecular Partners.”
Bill Burns added: “On behalf of my colleagues, I would like to sincerely thank Steven Holtzman for his service and dedication to Molecular Partners as a Board member over the last 12 years. During this time, Steven has provided invaluable advice and strategic guidance on the development of the Company’s business and portfolio to deliver on the potential of DARPin therapeutics for patients. We wish him all the best for his future endeavors.”
Financial calendar

April 14, 2026	Annual General Meeting
May 12, 2026	Interim Management Statement Q1 2026
August 25, 2026	Half-year results 2026 (unaudited)
October 29, 2026	Interim Management Statement Q3 2026
The latest timing of the above events can always be viewed on the investor section of the website.
About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, EVP Corporate Finance Concord, Massachusetts, U.S. seth.lewis@molecularpartners.com Tel: +1 781 420 2361
Laura Jeanbart, PhD, Head of Portfolio Management & Communications Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; the expected benefits of the strategic review; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, “anticipate”, “expect”, “guidance”, “intend”,
“outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.
Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.